UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.     )

Under the Securities Exchange Act of 1934

BOYD GAMING CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

103304

(CUSIP Number)

Boyd Gaming Corporation

3883 Howard Hughes Parkway, Ninth Floor

Las Vegas, NV 89169

Phone: (702) 792-7200

Attention: Corporate Secretary

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 103304	Page 2 of 7

1.	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only). William S. Boyd
2.	Check the Appropriate Box if a Member of a Group a) ☐ b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 17,725,342
8. Shared Voting Power 0
9. Sole Dispositive Power 17,725,342
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,765,328
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 21.119%*
14.	Type of Reporting Person IN

*	Based on 87,814,061 shares of the issuer’s common stock outstanding on October 31, 2008, as reported in the issuer’s Form 10-Q for the quarter ended September 30, 2008 filed with the Commission on November 11, 2008.

CUSIP No. 103304	Page 3 of 7

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to shares of the common stock, $0.01 par value per share (the “Common Stock”), of Boyd Gaming Corporation, a Nevada corporation (the “Company”), whose principal executive offices are located at 3883 Howard Hughes Parkway, Ninth Floor, Las Vegas, NV 89169.

William S. Boyd is filing this Statement to report the December 19, 2008 distribution (the “Distribution) of certain shares of Common Stock to the William S. Boyd Gaming Properties Trust (“WSBGPT”), of which Mr. Boyd is the trustee, settlor and beneficiary, and to W.S.B., Inc., Mr. Boyd’s wholly-owned corporation. The Distribution was made pursuant to various limited partnerships and the terms of the documents governing various grantor retained annuity trusts (each a “GRAT” and collectively, the “GRATs”) and the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”). Mr. Boyd is the settlor of the GRATs, and Mr. Boyd’s daughter, Marianne Boyd Johnson, is the trustee. No funds or other consideration was paid in connection with the Distribution. The Distribution resulted in an increase in Mr. Boyd’s beneficial ownership by an amount in excess of 2% in a twelve month period. Mr. Boyd previously reported his beneficial ownership on Schedule 13G pursuant to the provisions of Rule 13d-1(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 2.	Identity and Background

This Statement is filed on behalf of William S. Boyd, whose business address is c/o Boyd Gaming Corporation, Attn: Corporate Secretary, 3883 Howard Hughes Parkway, Ninth Floor, Las Vegas, NV 89169.

Mr. Boyd is presently employed as the Executive Chairman of the Board of Directors of the Company, which is a diversified owner of gaming entertainment properties. Mr. Boyd has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Boyd is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The information provided in Item 4 hereof is incorporated herein by reference.

Item 4.	Purpose of Transaction

The information provided in Item 1 hereof is incorporated herein by reference. In connection with the Distribution, the following limited partnership and GRAT transactions occurred:

1.	BG-99 Limited Partnership (“BG-99 LP”) distributed 1,537 shares of Common Stock to W.S.B., Inc. The general partner of BG-99 LP is the Marianne Boyd Gaming Properties Trust (“MBGPT”), of which Marianne Boyd Johnson is the trustee, settlor and beneficiary.

2.	BG-99 Grantor Retained Annuity Trust #2, dated October 20, 1999 (“BG-99 GRAT 2”) and BG-99 Grantor Retained Annuity Trust #3, dated October 20, 1999 (“BG-99 GRAT 3”) respectively distributed 158,425 and 134,401 shares of Company Common Stock to Mr. Boyd pursuant to the provisions of the applicable trust agreement and the applicable provisions of the Code. On the same date, Mr. Boyd transferred such shares to WSBGPT. Mr. Boyd is the settlor of BG-99 GRAT 2 and BG-99 GRAT 3 and Marianne Boyd Johnson is the trustee of such trusts.

CUSIP No. 103304	Page 4 of 7

3.	BG-00 Limited Partnership (“BG-00 LP”) distributed 2,656 shares of Common Stock to W.S.B., Inc. The general partner of BG-00 LP is MBGPT.

4.	BG-00 Grantor Retained Annuity Trust #2, dated October 26, 2000 (“BG-00 GRAT 2”) and BG-00 Grantor Retained Annuity Trust #3, dated October 26, 2000 (“BG-00 GRAT 3”) respectively distributed 97,939 and 80,655 shares of Company Common Stock to William S. Boyd pursuant to the provisions of the applicable trust agreement and the applicable provisions of the Code. On the same date, Mr. Boyd transferred such shares to WSBGPT. Mr. Boyd is the settlor of BG-00 GRAT 2 and BG-00 GRAT 3 and Marianne Boyd Johnson is the trustee of such trusts.

5.	BG-01 Limited Partnership (“BG-01 LP”) distributed 8,557 shares of Common Stock to W.S.B., Inc. The general partner of BG-01 LP is MBGPT.

6.	BG-01 Grantor Retained Annuity Trust #1, dated February 6, 2002 (“BG-01 GRAT 1”), BG-01 Grantor Retained Annuity Trust #2, dated February 6, 2002 (“BG-01 GRAT 2”) and BG-01 Grantor Retained Annuity Trust #3, dated February 6, 2002 (“BG-01 GRAT 3”) respectively distributed 273,825, 222,509 and 183,444 shares of Company Common Stock to William S. Boyd pursuant to the provisions of the applicable trust agreement and the applicable provisions of the Code. On the same date, Mr. Boyd transferred such shares to WSBGPT. Mr. Boyd is the settlor of BG-01 GRAT 1, BG-01 GRAT 2 and BG-01 GRAT 3 and Marianne Boyd Johnson is the trustee of such trusts.

7.	BG-02 Limited Partnership (“BG-02 LP”) distributed 11,106 shares of Common Stock to W.S.B., Inc. The general partner of BG-02 LP is MBGPT.

8.	BG-02 Grantor Retained Annuity Trust #1, dated October 25, 2002 (“BG-02 GRAT 1”), BG-02 Grantor Retained Annuity Trust #2, dated October 25, 2002 (“BG-02 GRAT 2”) and BG-02 Grantor Retained Annuity Trust #3, dated October 25, 2002 (“BG-02 GRAT 3”) respectively distributed 355,389, 285,135 and 232,018 shares of Company Common Stock to William S. Boyd pursuant to the provisions of the applicable trust agreement and the applicable provisions of the Code. On the same date, Mr. Boyd transferred such shares to WSBGPT. Mr. Boyd is the settlor of BG-02 GRAT 1, BG-02 GRAT 2 and BG-02 GRAT 3 and Marianne Boyd Johnson is the trustee of such trusts.

9.	W.M. Limited Partnership (“W.M. LP”) distributed 400 shares of Common Stock to Stock to W.S.B., Inc. The general partner of W.M. LP is MBGPT.

10.	The William S. Boyd Grantor Retained Annuity Trust #3, dated October 28, 1997 (“WSB GRAT 3”) distributed 236,388 shares of Common Stock to Mr. Boyd pursuant to the provisions of the trust agreement and the applicable provisions of the Code. On the same date, Mr. Boyd transferred such shares to WSBGPT. Mr. Boyd is the settlor of WSB GRAT 3 and Marianne Boyd Johnson is the trustee of such trust.

The aforementioned distributions from the GRATs and the limited partnerships and subsequent transfers described in the foregoing paragraphs in this Item 4 were effected for estate planning purposes. No funds or other consideration was paid in connection with such distributions.

Mr. Boyd will review from time to time various factors relevant to his beneficial ownership of the Company’s securities, including trading prices for the Company’s Common Stock and conditions in capital markets generally, developments in the Company’s business and financial condition, results of operations and prospects, and other factors and, based thereon may, from time to time, dispose of some or all of the Company’s Common Stock that he beneficially holds, or acquire additional securities of the

CUSIP No. 103304	Page 5 of 7

Company, in privately negotiated transactions, market sales or purchases, or otherwise. Mr. Boyd has in the past acquired, and may in the future acquire, stock options or other rights to purchase securities of the Company in the ordinary course of business in connection with his service as a director of the Company.

Other than as set forth herein and in his capacity as a director of the Company, Mr. Boyd has no present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) The information set forth on the cover page of this Statement is incorporated herein by reference. As of the date hereof, Mr. Boyd beneficially owns or may be deemed to beneficially own an aggregate of 18,765,328 shares of the Company’s Common Stock, consisting of:

•	998,334 shares subject to stock options that are exercisable within 60 days of February 23, 2009;

•

41,652 vested Career Restricted Stock Units under the Company’s 2002 Stock Incentive Plan, each representing a contingent right to receive one share of Common Stock upon retirement from the Company’s Board of Directors;

•	58,501 shares as the sole stockholder of W.S.B., Inc.;

•	17,638,841 shares as the settlor, trustee and beneficiary of WSBGPT; and

•	28,000 shares as the sole stockholder of the William S. Boyd Family Corporation.

Excluded from Mr. Boyd’s beneficial ownership are 24,540 shares of Common Stock underlying Restricted Stock Units (each an “RSU” and collectively, the “RSUs”) granted to Mr. Boyd under the Company’s 2002 Stock Incentive Plan. Each RSU represents a contingent right to receive one share of Company Common Stock upon vesting. The RSUs will vest in full upon November 4, 2011 (the third anniversary of the date of award). The RSUs are reported as shares of Common Stock beneficially owned by Mr. Boyd in his Section 16 reports pursuant to applicable provisions of Section 16 of the Exchange Act and positions taken by the Securities and Exchange Commission; however, such RSUs are not exercisable within 60 days of February 23, 2009 and are therefore not included as beneficially owned by Mr. Boyd in this Statement.

Mr. Boyd expressly disclaims beneficial ownership in any securities of the Company except for those securities that are owned directly by him or to the extent of his pecuniary interest in a trust, partnership or other entity which owns such securities.

(b) The information set forth on the cover page of this Statement and Item 5(a) hereof is incorporated herein by reference. As of the date hereof, Mr. Boyd holds sole dispositive and voting power over an aggregate of 18,765,328 shares of the Company’s Common Stock, consisting of all of the shares identified in Item 5(a) hereof, excluding the RSUs identified therein.

(c) The information provided in Items 1-4 hereof is incorporated herein by reference. The following transactions are reflected in the percentages and share amounts reported on the cover page of this Statement and Item 5(a) and (b) hereof:

On January 2, 2009, Mr. Boyd was granted 30,000 Career Restricted Stock Units under the Company’s 2002 Stock Incentive Plan, each representing a contingent right to receive one share of Common Stock upon retirement from the Company’s Board of Directors.

CUSIP No. 103304	Page 6 of 7

On January 12, 2009, Mr. Boyd gifted 18,424 shares of Common Stock from WSBGPT to the education trusts of the following grandchildren in the amounts specified in brackets: The Aysia Lynn Boyd 1997 Education Trust (2,303 shares), The Samuel Joseph Boyd, Jr., 1997 Education Trust (2,303 shares), The Taylor Joseph Boyd 1997 Education Trust (2,303 shares), The Josef William Boyd 1997 Education Trust (2,303 shares), The T’Mir Kathleen Boyd 1997 Education Trust (2,303 shares), The William Samuel Boyd 1997 Education Trust (2,303 shares), The Sean William Johnson 1997 Education Trust (2,303 shares), and The Justin Boyd 1999 Education Trust (2,303 shares).

On February 20, 2009, BG-01 GRAT 1 distributed 69,517 shares of Company Common Stock to William S. Boyd pursuant to the provisions of the applicable trust agreement and the applicable provisions of the Code. On the same date, Mr. Boyd transferred such shares to WSBGPT. The distribution from BG-01 GRAT 1 and the subsequent transfer were effected for estate planning purposes. No funds or other consideration was paid in connection with such distributions.

No other transactions in the Company’s Common Stock were effected during the 60 days prior to the date hereof by Mr. Boyd.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

CUSIP No. 103304	Page 7 of 7

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 25, 2009

By:	/s/ William S. Boyd
William S. Boyd